As filed with the Securities and Exchange Commission on May 25, 2007

Registration No. 333-143013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SECURITY CAPITAL ASSURANCE LTD
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6351 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

One Bermudiana Road
Hamilton HM 11, Bermuda
(441) 292-7448
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gerard M. Meistrell, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Lee A. Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The principal purpose of this amendment is to update the date of the preliminary prospectus constituting Part I of this registration statement, update stock price information, insert the names of underwriters, update the incorporation by reference information and to file Exhibits 1.1, 5.1, 8.1, 8.2, 8.3, 23.1, 23.2 and 23.3 to the registration statement as indicated in the Exhibit index of this amendment. No other principal changes are made to the preliminary prospectus constituting Part I of the registration statement or Items 13, 14, 15, 16(b) or 17 of Part II of the registration statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 25, 2007.

9,680,022 Shares
Security Capital Assurance Ltd
Common Shares

Our parent, XL Insurance (Bermuda) Ltd, as selling shareholder, is offering 9,680,022 of our common shares. We will not receive any of the proceeds from the sale of common shares by the selling shareholder.

Our common shares are listed on the New York Stock Exchange under the symbol “SCA.” The last reported sale price of our common shares on the New York Stock Exchange on May 24, 2007, was $32.57.

To read about factors that you should consider before buying our common shares, see “Risks Relating to Our Business and this Offering” beginning on page 3 and “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholder	$	$

To the extent that the underwriters sell more than 9,680,022 common shares, the underwriters have the option to purchase up to an additional 1,452,003 common shares from the selling shareholder at the public offering price less the underwriting discount.

The underwriters expect to deliver the common shares against payment in New York, New York on                   , 2007.

Goldman, Sachs & Co.	JPMorgan	Merrill Lynch & Co.

Banc of America Securities LLC	Citi	Lehman Brothers

UBS Investment Bank	Wachovia Securities

Bear, Stearns & Co. Inc.	William Blair & Company	Calyon Securities (USA) Inc.
Dowling & Partners Securities, LLC	Fox-Pitt, Kelton	HSBC

Keefe, Bruyette & Woods	Lazard Capital Markets

Prospectus dated                         , 2007.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, which we refer to as the “BMA,” must approve all issuances and transfers of securities of a Bermuda exempted company. We have received from the BMA permission for the issue of our common shares, and for the free transferability of our common shares as long as the common shares are listed on the New York Stock Exchange or other appointed stock exchange. Any other transfers remain subject to approval by the BMA. The BMA accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights selected information described more fully elsewhere, or incorporated by reference, in this prospectus and may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” and the information incorporated by reference herein before making an investment decision with respect to our common shares. References in this prospectus to the terms “we,” “us,” “our company” or other similar terms mean Security Capital Assurance Ltd, which we refer to as “SCA,” and its consolidated subsidiaries unless the context otherwise requires. Unless otherwise indicated, all figures assume that the underwriters do not exercise their option to purchase additional common shares from the selling shareholder.

Our Company

We are a Bermuda-domiciled holding company whose operating subsidiaries provide financial guaranty insurance, reinsurance, and other credit enhancement products to the public finance and structured finance markets throughout the United States and internationally. We were formed on March 17, 2006 by XL Capital Ltd (“XL Capital”) in anticipation of contributing its ownership interests in its financial guarantee insurance and financial guarantee reinsurance operating businesses to us and selling an interest in us to the public through an initial public offering of our common shares (the “IPO”). The contribution of the businesses from XL Capital to us occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. As a result of the IPO, XL Capital owned approximately 63% of our voting common shares, although there are certain limitations on XL Capital’s voting rights with respect to the common shares it owns. The aforementioned operating businesses consisted of: (i) XL Capital Assurance Inc. (“XLCA”) and its wholly owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) and (ii) XL Financial Assurance Ltd. (“XLFA”). Prior to the IPO, XLCA was an indirect wholly owned subsidiary of XL Capital and substantially all of XLFA was indirectly owned by XL Capital, except for a $54.0 million preferred stock interest which is owned by Financial Security Assurance Holdings Ltd. (“FSAH”), which was paid down to $39.0 million on March 30, 2007.

XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guarantee insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia and the U.S. Virgin Islands. In addition, XLCA through its wholly owned subsidiary, XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct business in England, Ireland, Spain, France, Portugal, Italy, The Netherlands, Greece, Norway and Germany. To facilitate distribution of their products, XLCA maintains a branch office abroad in Singapore and XLCA-UK maintains a branch office in Madrid. In addition, XLCA has an office in California. XLCA and XLCA-UK are primarily engaged in providing credit protection through the issuance of financial guarantee insurance policies and credit default swaps. XLCA began writing direct financial guarantee insurance in 2000.

XLFA is incorporated in Bermuda and is registered as a Class 3 insurer under The Insurance Act of 1978. XLFA is primarily engaged in the business of providing reinsurance of financial guarantee insurance policies and credit default swaps issued by XLCA, subsidiaries of FSAH and, on a limited basis, certain other non-affiliated triple-A-rated financial guarantee primary insurance companies. XLFA began providing financial guarantee reinsurance in 1999.

Our insurance and reinsurance subsidiaries are rated “Aaa” by Moody’s Investors Service, Inc., which we refer to as “Moody’s,” “AAA” by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., which we refer to as “S&P,” and “AAA” by Fitch, Inc., which we refer to as “Fitch.” Each of these ratings is the highest applicable rating available from that agency. Ratings are a measure of our subsidiaries’ ability to meet obligations to their policyholders and not an evaluation of SCA or an investment in SCA’s securities, including the shares of common stock offered hereby.

XL Capital is a public company whose shares are listed on the New York Stock Exchange under the symbol “XL.” XL Capital, through its operating subsidiaries, is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

Competitive Strengths

We believe that our competitive strengths will enable us to capitalize on opportunities in the credit enhancement and protection markets. These strengths include:

Our Established Triple-A Franchise. We are one of six financial guarantors with triple-A ratings from Moody’s, S&P and Fitch and the only financial guaranty reinsurer with triple-A ratings from Moody’s, S&P and Fitch. In the principal market for financial guaranty insurance, typically there is either a requirement or strong commercial preference for triple-A-rated insurance policies. In the reinsurance market, a triple-A-rated reinsurer provides greater rating agency capital relief to the ceding insurer than a lower-rated reinsurer. Triple-A ratings and market acceptance are difficult and time-consuming to achieve in the financial guaranty industry. We believe that, in addition to our ratings, the market acceptance of our financial guarantees and our established track record in the financial guaranty industry allow us to compete effectively in our existing lines of business and will be advantageous to us as we enter new markets and expand our presence in existing ones.

Our Focus on Risk-Adjusted Returns. We have a disciplined approach to underwriting that emphasizes risk-adjusted profitability over market share. Our approach is driven by client service without compromising our credit underwriting process. Our business is organized around integrated teams comprising transactors, credit and quantitative analysts, risk management professionals and attorneys.

Our Diversified, High Quality Portfolio. We have a diversified, high-quality portfolio, comprised of $48.1 billion, $53.8 billion and $16.3 billion of consolidated net par outstanding (principal amount of guaranteed obligations net of amounts ceded to reinsurers) in the public finance, structured finance and international finance, respectively, as of March 31, 2007. Our reinsurance business gives us access to credit exposures that we may not otherwise have the opportunity to obtain through our primary insurance business. As of March 31, 2007, the weighted average credit rating of the obligations that we guaranty was “A+.”

Our Acceptance by Fixed-Income Oriented Institutions. Our customers include a broad base of fixed-income oriented institutions. We provide an opportunity for investors to diversify their credit risk exposure to the other, larger financial guarantors.

Our Experienced Management, Underwriting Team and Board. Our senior management has an average of more than 19 years experience in the insurance, reinsurance and credit and financial guaranty markets. We also have a team of 9 senior underwriters with an average of approximately 22 years of financial guaranty or similar credit experience. Our Board of Directors also has substantial financial services industry experience.

Our Global Presence. We provide credit enhancement products to our customers in North America, Europe, Asia, Latin America and other parts of the world through our operations in the United States, the United Kingdom, Bermuda, Spain and Singapore. Through our U.K.-licensed subsidiary, we are able to write business in the U.K. and also in most European countries using a designated authorization known as “passporting.” Our range of licenses allows us to participate broadly in the global credit enhancement market.

Corporate Strategy

Our goals are to provide new credit capacity to investors in triple-A-guaranteed securities, profitably increase our share of the financial guaranty market across all major product lines and become an industry leader in return on equity. We plan to achieve these goals through the following strategies:

Maintain Triple-A Financial Strength. Maintaining our triple-A financial strength ratings is paramount to our overall strategy. We plan to achieve this through disciplined risk selection, prudent operating and financial leverage and conservative investment guidelines.

Focus on Profitable Growth. We see a growing need for our credit enhancement and protection products due to increasing long-term demand, as well as the desire of financial intermediaries, such as banks and other market participants, to diversify their credit risk exposure to triple-A-rated financial guarantors. We plan to focus on profitability by increasing penetration in our target product and geographic markets, selecting business based on specific risk-adjusted financial and operating targets such as return on equity and the effect of such business on net income.

Leverage Existing Platform. We have made significant investments in staff and infrastructure to support future growth. As a result, we believe that we have significant capacity to increase the number and size of the transactions that we underwrite using our existing platform and personnel, thereby reducing our expense ratio and increasing our profit margins over time.

Dual Insurance and Reinsurance Strategy. While primary insurance comprises the vast majority of our business, we also intend to continue to provide triple-A-rated reinsurance on a selective basis. Triple-A-rated reinsurance capacity is scarce in the industry. As a result, we believe that we can complement our insurance business by focusing on sectors of the market with favorable opportunities for us to write reinsurance, particularly where it might be inefficient for us to access such opportunities through our primary insurance business.

Attract and Retain Top Talent. Our ability to continue to attract and retain top talent is critical to executing our strategy successfully. As we expand our business, we will continue to identify individuals who adhere to the highest professional standards and who share our dedication to superior performance and building long-term shareholder value.

Risks Relating to Our Business and this Offering

We face certain risks that you should also consider. These risks could materially affect our ability to implement our strategy and include:

Possibility of Negative Ratings Action. The maintenance of our triple-A ratings is essential for us to continue to operate in the triple-A financial guaranty insurance and reinsurance markets. Any decrease in the ratings of either our insurance or our reinsurance subsidiaries below current levels by any of S&P, Moody’s or Fitch would have a material adverse effect on our ability to compete with other large monoline financial guaranty companies, which are our principal competitors, all of which currently have triple-A ratings from S&P, Moody’s and Fitch.

Risks Relating to Our Competitive Standing. The financial guaranty industry is highly competitive. The principal sources of direct and indirect competition are other financial guaranty insurance companies, most of which have significantly more resources than we do and have been in the industry for longer than we have. Our ability to compete with other financial guarantors is affected by the fact that our guaranteed bonds in certain product lines generally have not traded at parity, and in the future may not trade at parity, with those of our principal competitors in these lines of business. In particular, our guaranteed bonds in certain markets, in particular the fixed rate municipal market, trade at a small discount to those of our principal competitors. We believe that this trading differential has been caused by our short operating track record and small size compared to that of our competitors, as well as a continued perception among some investors of a ratings linkage between us and XL Capital. Failure on our part to achieve trading parity with more established financial guarantors with respect to our guaranteed bonds in any particular market could make our guarantees in that market somewhat less attractive, possibly affecting our profitability.

Sufficient Capital Resources. To the extent that our existing capital is insufficient to meet our ongoing capital requirements or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our insured exposure. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In addition, as an offshore reinsurer, our subsidiary XLFA is required to post collateral security with respect to any reinsurance liabilities that it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain full statutory and regulatory credit for our reinsurance. XLFA satisfies such statutory requirements by providing to primary insurers letters of credit issued under our credit facility. To the extent that we are required to post additional security in the future, we may require additional letter of credit capacity and we cannot assure you that we will be able to obtain such additional capacity or arrange for other types of security on commercially acceptable terms.

Adequacy of Loss Reserves. We establish loss and loss adjustment expense reserves based on estimates involving actuarial and statistical projections of the ultimate settlement and administration costs of claims on the policies we write. If our loss reserves are at any time determined to be inadequate, we will be required to increase our loss reserves at the time of such determination. Such an increase would cause a corresponding increase in our liabilities and a reduction in our profitability, which could have a material adverse effect on our business.

Risks Relating to General Economic Conditions. General economic factors, including fluctuations in interest rates, as well as terrorist acts or natural or other catastrophes, may adversely affect our loss experience or the demand for our products. Our loss experience could be materially adversely affected by extended national or regional economic recessions, business failures, rising unemployment rates, terrorist attacks, natural or other catastrophic events such as hurricanes and earthquakes, acts of war, or combinations of such factors.

Risk Associated with a Recently Proposed Statement of Financial Accounting Standards (“SFAS”) Pertaining to Accounting for Financial Guarantee Insurance Contracts. On April 18, 2007, the Financial Accounting Standards Board (“FASB”) issued Proposed SFAS, Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60. This proposed Statement would clarify how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts. This proposed Statement, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, this proposed Statement would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet. We expect that the initial effect of applying the revenue recognition provisions of the Statement as currently proposed would be material to our financial statements and that implementation of the proposed guidance in regard to the recognition of claim liabilities would cause us to de-recognize our reserves for unallocated losses and loss adjustment expenses and preclude us from providing such reserves in the future. The FASB has indicated that the final Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007. We are continuing to evaluate the effect of this proposed Statement on our financial statements. For further information about the proposed Statement, see our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is incorporated by reference in this prospectus.

Risks Relating to Potential Conflicts of Interest with XL Capital. Questions relating to conflicts of interest may arise between us and XL Capital in a number of areas. Three of our directors, each of whom was nominated to our Board of Directors by XL Capital, are officers or directors of XL Capital, including the chairman of our Board of Directors, who is also the chairman of the board of directors of each of XL Capital and Primus Guaranty Ltd. Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, XL Capital will have the right, pursuant to the transition agreement, to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director. Cetain of these directors own significant numbers of XL Capital ordinary shares, and options to purchase XL Capital ordinary shares, and certain of them participate in XL Capital pension plans. Ownership interests of our directors or officers in XL Capital ordinary shares and participation in XL Capital pension plans, or service as a director or officer of both our company and XL Capital, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, capital raising activities or our dividend policy. We cannot assure you that any conflicts will be resolved in a manner that is in our or your best interests, if at all.

Our Bye-laws contain provisions relating to potential conflicts of interest and allocation of corporate opportunities between our company, on the one hand, and XL Capital and those of its officers, directors and employees who are also officers, directors or employees of our company, on the other hand. These provisions, in effect, provide that: (i) XL Capital (but only to the fullest extent permitted by applicable law) will have no obligation to refrain from competing with us or doing business with any of our clients, competitors or vendors and (ii) each of our directors, officers or employees who is also a director, officer or employee of XL Capital will have satisfied (but only to the fullest extent permitted by applicable law) any fiduciary duties to us and our shareholders with respect to corporate opportunities if such director, officer or employee acts in good faith in a manner consistent with those policies that are set forth in our Bye-laws.

Our Ongoing Arrangements with XL Capital. Effective upon our IPO, we and XL Capital entered into a series of service agreements pursuant to which XL Capital provides us, for a period of up to two years, transitional services, including treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, tax and treasury services, investment management and procurement and sourcing support. We also entered into a transition agreement with XL Capital, which governs the relationship between us and XL Capital and reinsurance agreements with subsidiaries of XL Capital.

Although XL Capital is contractually obligated to provide us with services during the terms of the master services agreements, we cannot assure you that these services will be sustained at the same level after the expiration of such agreements, or that we will be able to replace these services in a timely manner or on comparable terms. Our costs of procuring those services from unaffiliated third parties may, therefore, increase as a result of our transition into a stand-alone company, which could have a material adverse effect on our financial condition and results of operations.

Risks Relating to this Offering. Future sales of common shares by XL Capital may adversely affect the market price of our common shares. Also, there are regulatory, statutory and Bye-law limitations on the ownership and transfer of our common shares that may affect the liquidity of our shares or may delay or prevent a takeover of our business.

For more information about these and other risks relating to our business and this offering, please see “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus. You should carefully consider these risks, together with the other information contained in or incorporated by reference into this prospectus, before investing in our common shares.

Our principal executive offices are located at One Bermudiana Road, Hamilton HM11, Bermuda. Our telephone number is (441) 294-7448. Our website address is www.scafg.com. The information contained on our website is not incorporated by reference into, or otherwise included in, this prospectus.

You can also obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where to Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

THE OFFERING

Issuer	Security Capital Assurance Ltd
Selling Shareholder	XL Insurance (Bermuda) Ltd (“XLI”)
Common shares offered by the selling shareholder	9,680,022 common shares (1)
Use of proceeds	We will not receive any proceeds from this offering. All proceeds of this offering will be received by the selling shareholder. We will pay all expenses of the offering.
Dividend policy	We presently pay quarterly cash dividends on our common shares at a rate of $.02 per common share. See “Dividend Policy.”
NYSE symbol	SCA.

(1)

This number does not include any common shares that may be sold by the selling shareholder, XLI, to the underwriters upon the exercise by the underwriters of their option to purchase additional common shares from the selling shareholder. If the option to purchase additional common shares is exercised in full, the selling shareholder will sell an additional 1,452,003 common shares.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated statement of operations and balance sheet data as of and for each of the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements. The summary consolidated balance sheet data as of March 31, 2007 and statement of operations data for the three month periods ended March 31, 2006 and March 31, 2007 have been derived from our unaudited consolidated financial data as presented in our Quarterly Report on Form 10 for the quarterly period ended March 31, 2007, which is incorporated by reference in this prospectus and reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position and results of operations in accordance with generally accepted accounting principles as at the end of and for the periods presented. The results of operations for the first three months of 2007 are not necessarily indicative of the results that may be expected for the full fiscal year. For information with respect to the expenses of this offering, which we have agreed to pay and which may affect our future results, see “Underwriting.”

You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10 for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

(in thousands, except percentages)	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Statement of Operations Data:
Total premiums written	$276,562	$285,439	$408,999	$82,183	$104,958
Net premiums written	268,439	244,912	395,932	74,591	84,725
Net premiums earned	116,281	151,839	183,115	37,813	46,379
Net investment income	35,746	51,160	77,724	15,062	26,125
Net realized gains (losses) on investments	(178)	(3,221)	(16,180)	(5,683)	112
Net losses and loss adjustment expenses	21,274	26,021	14,958	3,449	(801)
Acquisition costs, net	8,259	12,231	16,240	2,682	3,970
Operating expenses	58,395	67,621	78,999	17,095	24,070
Income before income tax and minority interest	76,708	87,974	128,442	21,376	38,448
Income tax expense (benefit)	1,920	(1,277)	3,133	15	79
Income before minority interest	74,788	89,251	125,309	21,361	38,369
Minority interest—dividends on redeemable preferred shares	15,934	8,805	7,954	4,612	1,114
Net income	58,854	80,446	117,355	16,749	37,255
Selected ratios (based on GAAP statement of operations data)(1):
Loss ratio(2)	18.3%	17.1%	8.2%	9.1%	(1.7%)
Expense ratio(3)	57.3%	52.6%	52.0%	52.3%	60.5%
Combined ratio(4)	75.6%	69.7%	60.2%	61.4%	58.7%

(1)	These ratios are used by management in order to compare our performance to benchmarks commonly used by rating agencies and analysts that monitor the insurance industry.

(2)	Represents net losses and loss adjustment expenses divided by net premiums earned.

(3)	Represents operating expenses and acquisition costs, net divided by net premiums earned.

(4)	Represents net losses and loss adjustment expenses, operating expenses and acquisition costs, net divided by net premiums earned.

(in thousands)	As of December 31,			As of March 31,
	2004	2005	2006	2007
Summary Balance Sheet Data:
Cash and cash equivalents	$71,247	$54,593	$202,548	$299,619
Total investments (at fair market value)	1,157,205	1,364,461	1,958,363	1,902,621
Reinsurance balances recoverable on unpaid losses	60,914	69,217	88,616	87,206
Total assets	1,472,193	1,684,315	2,496,814	2,564,528
Unpaid losses and loss adjustment expenses	115,734	147,368	178,517	175,926
Deferred premium revenue	487,093	592,585	795,906	850,604
Total liabilities	618,774	765,983	1,076,278	1,115,902
Minority interest-redeemable preferred shares of subsidiary	48,689	50,518	54,016	39,000
Total shareholders’ equity	804,730	867,814	1,366,520	1,409,626

(in millions)	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2004	2005	2006	2006	2007
Summary Portfolio Information:
Gross par value written and assumed	$32,277	$34,529	$52,181	$10,552	$12,249
Adjusted Gross Premiums(1)	295	396	556	110	139
Total premiums written	277	285	409	82	105
Net in-force business (principal and interest)	97,301	121,898	183,702	134,883	197,061

(1)

Adjusted Gross Premiums is a non-GAAP measure of new business production that management uses to evaluate our business because it provides comparability between upfront premiums and installment premiums, unlike GAAP total premiums written. Adjusted Gross Premiums for any period equals the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums on contracts written during such period that remain in force and for which there is a binding obligation on the part of the insured to pay the future installments, discounted at 7%. The 7% discount rate was established when our subsidiaries first started reporting Adjusted Gross Premiums based upon the view that 7% was the appropriate discount for these future premiums and that rate has not been changed in order to preserve comparability between and among periods. This measure adjusts for the fact, as described above, that upfront premiums are recorded in full as total premiums written when written but future installment premiums are not.

In general, the only contractual provisions that would adversely affect the insured’s obligation to pay such future installment premiums are early termination, prepayments and adjustments based upon gross par outstanding. Future installment premiums can be negatively affected by prepayments and refundings, including accelerated prepayments, early terminations, credit losses or other factors impacting our in-force book of business. Our estimate of such circumstances is reflected in the estimate of future installment premiums written and assumed included in the calculation of Adjusted Gross Premiums.

Management uses this measure to review trends in new business written because it views this measure as providing comparability between business written on an upfront premium basis and business written on an installment basis. This measure is viewed by management as an essential component of information necessary to assess forward-looking earnings potential, which is substantially dependent on the size of our in-force book of business.

Management also compares our Adjusted Gross Premiums production to industry figures on a quarterly basis and uses this measure to assess employee productivity, as well as our market share and competitive position. Our aggregate compensation is determined within the context of our compensation plans taking into consideration certain unique aspects of our business, including its start up nature, and has been based upon several key performance factors, including Adjusted Gross Premiums production. Allocation of such compensation to individual employees is based upon similar key performance criteria.

In addition to presenting total premiums written, we believe that disclosure of Adjusted Gross Premiums enables investors and other users of our financial information to analyze our performance in a manner similar to the way in which management analyzes performance. In this regard, we believe that providing only a U.S. GAAP presentation of gross premiums written makes it more difficult for users of our financial information to evaluate our underlying business. Also, we believe that analysts, investors and rating agencies who follow us and our subsidiaries include these items in their analyses for the same reasons, and they request that we and our subsidiaries provide this non-GAAP financial information on a regular basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Factors Affecting Profitability” included in our Annual Report on Form 10-K for the year ended December 31, 2006.

The following is a reconciliation of total premiums written to Adjusted Gross Premiums. Total premiums written is the most directly comparable GAAP financial measure.

(U.S dollars in millions)	Years ended Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Total upfront premiums written	$166.4	$163.8	$278.3	$52.4	$72.9
Total installment premiums written	110.2	121.6	130.7	29.8	32.1
Total premiums written	276.6	285.4	409.0	82.2	105.0
Present value of estimated future installment premiums written and assumed on contracts issued in the current period, discounted at 7%	18.4	110.4	147.1	28.1	33.9
Adjusted Gross Premiums	$295.0	$395.8	$556.1	$110.3	$138.9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that involve risks and uncertainties. This prospectus, our annual report to ordinary shareholders, any proxy statement, any other Form 10- K, Form 10-Q, or Form 8-K of ours, or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “expect”; “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

We believe that these factors include, but are not limited to, the following:

•	changes in rating agency policies or practices, including adverse changes to the financial strength or financial enhancement ratings of any or all of our operating subsidiaries;

•	ineffectiveness or obsolescence of our business strategy, due to changes in current or future market conditions or other factors;

•	the performance of our invested assets or losses on credit derivatives;

•	availability of capital (whether in the form of debt or equity) and liquidity (including letter of credit facilities);

•	the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

•	increased competition on the basis of pricing, capacity, terms or other factors;

•

greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	developments in the world’s financial and capital markets that adversely affect the performance of our investments and our access to such markets;

•	changes in, or termination of, our ongoing reinsurance agreements with certain subsidiaries of XL Capital or FSA;

•	changes in regulation or tax laws applicable to us or our customers or suppliers such as our reinsurers;

•	changes in the rating agencies’ views on third-party inward reinsurance;

•	changes in the availability, cost or quality of reinsurance or retrocession, including a material adverse change in the ratings of our reinsurers or retrocessionaires;

•	changes with respect to XL Capital (including changes in its ownership percentage in us) or our relationship with XL Capital;

•	changes that may occur in our operations as a public company;

•	changes in accounting policies or practices or the application thereof;

•	changes in the officers of our company or our subsidiaries;

•	legislative or regulatory developments;

•	changes in general economic conditions, including inflation, interest rates, foreign currency exchange rates and other factors; and

•	the effects of business disruption or economic contraction due to war, terrorism or natural or other catastrophic events.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated herein or elsewhere. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the selling shareholder in this offering.

DIVIDEND POLICY

We presently pay quarterly cash dividends on our common shares at a rate of $.02 per common share. The timing and amount of any future cash dividends, however, will be at the discretion of our Board of Directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and any other factors that our Board of Directors deems relevant.

We are a holding company and, as such, have no substantial operations of our own. We do not have any significant assets other than our ownership of the shares of our direct and indirect subsidiaries, including XLCA, XLCA-UK and XLFA. Dividends and other permitted distributions from our insurance and reinsurance subsidiaries are expected to be the principal source of funds for meeting any ongoing cash requirements, including any debt service payments and other expenses, and for paying any dividends to shareholders. For a description of certain of the restrictions applicable to the payment of dividends by XLCA, XLCA-UK and XLFA, see “Business—Regulation” and “Risk Factors—Risks Related to Ownership of Our Common Shares—Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries’ ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints,” which risk factor is set forth in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

For additional information see “Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

PRICE RANGE OF COMMON SHARES

Our common shares are listed and traded on the New York Stock Exchange under the symbol “SCA.” The following table sets forth the high, low and closing sales prices per common share of our common shares as reported on the New York Stock Exchange composite tape, of our common shares per fiscal quarter commencing from our initial public offering.

	High	Low	Close
2007:
1st Quarter	$32.40	$27.02	$28.23
2nd Quarter (through May 24)	$34.58	$27.27	$32.57
2006:
3rd Quarter (beginning August 2)	$24.50	$20.50	$23.95
4th Quarter	$28.16	$22.92	$27.83

The last reported sale price of our common shares as reported by the New York Stock Exchange on May 24, 2007 was $32.57 per share.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2007. This table should be read in conjunction with “Selected Consolidated Financial Information” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and related notes, included in our Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

(in thousands, except share and per share amounts)	March 31, 2007
Minority interest-redeemable preferred shares of subsidiary:
Series A redeemable preferred shares (par value of $120 per share; 10,000 shares authorized; 363 issued and outstanding as at March 31, 2007)	$39,000
Series B preferred shares (par value of $120 per share; 2,000 shares authorized; no shares issued and outstanding as at March 31, 2007)(1)	—

Total redeemable preferred shares	39,000
Shareholders’ equity(2):
Common shares, $0.01 par value per common share, 500,000,000 common shares authorized; 65,303,054 common shares issued and outstanding	653
Additional paid-in capital	988,554
Retained earnings	433,753
Accumulated other comprehensive income	(13,334)

Total shareholders’ equity	1,409,626

Total capitalization	$1,448,626

(1)

In December 2004, XLFA entered into a put option agreement and an asset trust expense reimbursement agreement with Twin Reefs Asset Trust, which we refer to as the “Asset Trust.” The put option agreement provides XLFA with the irrevocable right to require the Asset Trust at any time and from time to time to purchase XLFA’s non-cumulative perpetual Series B preferred shares with an aggregate liquidation preference of up to $200 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—XLFA Soft Capital Facility” included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

(2)

On April 5, 2007, we issued 250,000 of our Fixed/Floating Rate Series A Perpetual Non-Cumulative Preference Shares, liquidity preference $1,000 per share, for net proceeds of $246.6 million. Our total pro forma capitalization at March 31, 2007 adjusted for the aforementioned issuance was $1,695.2 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected consolidated statement of operations and balance sheet data. The financial data set forth below as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our consolidated financial statements. The financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2003, 2004, 2005 and 2006 have been audited. The data presented below as of March 31, 2007 and for the three month periods ended March 31, 2006 and March 31, 2007 have been derived from our unaudited consolidated financial data as presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which is incorporated by reference in this prospectus and reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position and results of operations in accordance with generally accepted accounting principles as at the end of and for the periods presented. The results of operations for the first three months of 2007 are not necessarily indicative of the results that may be expected for the full fiscal year. For information with respect to the expenses of this offering, which we have agreed to pay and which may affect our future results, see “Underwriting.”

You should read the following consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in this prospectus.

(in thousands, except per share amounts)	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Statement of operations data:
Gross premiums written	$161,108	$260,321	$232,541	$233,269	$353,728	$70,780	$89,495
Reinsurance premiums assumed	36,899	59,131	44,021	52,170	55,271	11,403	15,463

Total premiums written	198,007	319,452	276,562	285,439	408,999	82,183	104,958
Ceded premiums	(87,903)	(67,414)	(8,123)	(40,527)	(13,067)	(7,592)	(20,233)

Net premiums written	110,104	252,038	268,439	244,912	395,932	74,591	84,725
Net premiums earned	57,585	103,072	116,281	151,839	183,115	37,813	46,379
Net investment income	25,962	22,754	35,746	51,160	77,724	15,062	26,125
Net realized (losses) gains on investments	15,896	3,621	(178)	(3,221)	(16,180)	(5,683)	112
Net realized and unrealized gains (losses) on derivative financial instruments	6,066	15,606	12,687	(6,681)	(8,385)	(3,850)	(6,929)
Fee income and other	174	3,321	100	750	2,365	1,260	—

Total revenues	105,683	148,374	164,636	193,847	238,639	44,602	65,687
Net losses and loss adjustment expenses	4,584	20,038	21,274	26,021	14,958	3,449	(801)
Acquisition costs, net	1,136	6,776	8,259	12,231	16,240	2,682	3,970
Operating expenses	35,565	51,719	58,395	67,621	78,999	17,095	24,070

Total expenses	41,285	78,533	87,928	105,873	110,197	23,226	27,239

Income before income tax and minority interest	64,398	69,841	76,708	87,974	128,442	21,376	38,448
Income tax expense (benefit)	(246)	(955)	1,920	(1,277)	3,133	15	79

Income before minority interest	64,644	70,796	74,788	89,251	125,309	21,361	38,369

Minority interest—dividends on redeemable preferred shares	8,866	9,491	15,934	8,805	7,954	4,612	1,114

Net income	$55,778	$61,305	$58,854	$80,446	$117,355	$16,749	$37,255

Per Share Data:
Earnings per share:
Basic	$1.21	$1.33	$1.28	$1.74	$2.19	$0.36	$0.58

Diluted	$1.21	$1.33	$1.28	$1.74	$2.18	$0.36	$0.58

(in thousands, except per share amount)	As of December 31					As of March 31, 2007
	2002	2003	2004	2005	2006
Balance sheet data:
Investments, cash and cash equivalents	$660,990	$935,703	$1,228,452	$1,419,054	$2,160,911	$2,202,240
Prepaid reinsurance premiums	78,713	108,475	57,454	69,873	59,983	76,336
Deferred acquisition costs	7,670	17,739	44,599	59,592	93,809	100,187
Reinsurance balances recoverable on unpaid losses	5,979	11,400	60,914	69,217	88,616	87,206
Total assets	786,437	1,137,631	1,472,193	1,684,315	2,496,814	2,564,528
Deferred premium revenue	207,228	385,956	487,093	592,585	795,906	850,604
Unpaid losses and loss adjustment expenses	21,735	47,195	115,734	147,368	178,517	175,926
Total liabilities	277,365	469,213	618,774	765,983	1,076,278	1,115,902
Accumulated other comprehensive income	8,907	2,501	(241)	(20,307)	(19,705)	(13,334)
Shareholders’ equity	465,066	621,563	804,730	867,814	1,366,520	1,409,626
Per Share Data(1):
Book value per share	$10.08	$13.47	$17.45	$18.81	$21.31	$21.98

(1)	Based on 46,127,245 shares outstanding as at December 31, 2002, 2003, 2004 and 2005 and 64,136,364 shares outstanding as at December 31, 2006 and March 31, 2007.

SELLING SHAREHOLDER

Prior to the consummation of this offering, XL Capital owned approximately 63% of our voting common shares. After the completion of this offering, XL Capital (through XLI) will beneficially own 31,016,449 of our common shares, or approximately 47.5% of our outstanding voting common shares (29,564,446 common shares, or approximately 45.3% of our outstanding voting common shares if the underwriters’ option to purchase additional common shares from XLI is exercised in full).

XL Capital is a Cayman Islands company, which, through its operating subsidiaries, is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. XL Capital also provides structured financial and alternative risk transfer products through its financial solutions operations and has a significant equity ownership interest in Primus Guaranty Ltd., a Bermuda company, which, through its subsidiaries, is a triple-A-rated seller of credit default swaps with respect to both corporate and sovereign entities. As of March 31, 2007, XL Capital had consolidated total assets of approximately $62.1 billion and consolidated shareholders’ equity of approximately $11.3 billion. Both XL Capital and Primus Guaranty Ltd. are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DESCRIPTION OF SHARE CAPITAL

The following summary of our share capital is qualified in its entirety by applicable provisions of Bermuda law and our Memorandum of Association and Bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. In this section, the “company,” “we,” “us” and “our” refer to Security Capital Assurance Ltd and not to any of its subsidiaries.

General

We have an authorized share capital of $5,000,000, or 500,000,000 shares, par value $0.01 per common share. Except as described below, our common shares will have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All of the common shares being sold in this offering are fully paid and non-assessable. Holders of our common shares are entitled to receive such dividends as lawfully may be declared from time to time by our Board of Directors.

Subject to certain limitations contained in our Bye-laws and any limitations prescribed by applicable law, our Board of Directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by our shareholders. On April 5, 2007, we sold 250,000 of Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, par value $0.01 per share, having a liquidation preference of $1,000 per share, to certain initial purchasers in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. For a description of our Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, see “—Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares” below.

For a description of XLFA’s Series A preferred shares, see “—XLFA Series A Preferred Shares” below.

Voting Rights and Adjustments

In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if, and for so long as (and whenever), the common shares of a shareholder, including votes conferred by “controlled shares,” would otherwise represent more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by our Bye-laws), the votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matters, provided that the foregoing restrictions do not apply to common shares held by XL Capital or its subsidiaries or, in certain circumstances, up to three transferees thereof. Notwithstanding the foregoing restrictions, the board may make such final adjustments to the aggregate number of votes conferred by the common shares of any person that the board considers fair and reasonable in all circumstances to ensure that such votes represent 9.5% of the aggregate voting power of the votes conferred by all common shares entitled to vote generally at an election of directors. In addition, as a result of limitations on XL Capital’s voting power contained in our Bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter. Either or both of such limitations on XL Capital shall cease to apply, or may be adjusted upwards, upon our receipt of written confirmation from each nationally recognized rating agency then providing a financial strength rating for us and/or our subsidiaries that such financial strength rating is or will be determined without reference to the ratings of XL Capital or that the then financial strength rating issued by it will not at the time of such confirmation be adversely affected by the elimination or adjustment of such limitation, and, in the case of any adjustment (as opposed to elimination), the applicable percentages set forth above shall automatically be adjusted to those percentages as so determined by the foregoing; provided, however, that, in the event that any such written confirmation shall later be rescinded, such limitation shall be reinstated at a percentage equal to the lesser of (i) such percentage as is required by the rescinding rating agency and (ii) the percentage set forth above originally applicable to such limitation. These limitations and the related considerations concerning their applicability will be of little practical significance due to the reduction in XL Capital’s percentage ownership of our common shares upon completion of this offering.

In addition, our Board of Directors may limit a shareholder’s voting rights where it deems appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to us or any of our subsidiaries or any shareholder or its affiliates. “Controlled shares” include, among other things, all our shares that a person is deemed to own directly, indirectly (applying the provisions of section 958(a)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) or constructively (applying the provisions of section 318(a) of the Code, as modified by the rules of section 958(b)(1) through (4) of the Code) or as a member of a “group” of persons within the meaning of Section 13(d)(3) of the Exchange Act. At March 31, 2007, there were 65,303,054 common shares outstanding (including restricted shares), of which 6,203,790 common shares would confer votes that represent 9.5% of the aggregate voting power of all common shares entitled to vote generally at an election of directors, assuming that all shares have one vote.

We also have the authority under our Bye-laws to request information from any shareholder for the purpose of determining ownership of controlled shares by such shareholder.

Restrictions on Transfer of Common Shares

Each transfer must comply with current BMA permission or have specific permission from the BMA. We have received from the BMA permission for the issue of our common shares, and for the free transferability of our common shares as long as the common shares are listed on the New York Stock Exchange or other designated stock exchange. Any other transfers remain subject to approval by the BMA. Our Board of Directors may decline to register a transfer of any common shares if they have reason to believe that any non de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or indirect holders of shares or its Affiliates may occur as a result of such transfer. Transfers must be by instrument unless otherwise permitted by the Companies Act.

Notification by Shareholder Controller of New or Increased Control

Any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of our common shares must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of our common shares and direct, among other things, that voting rights attaching to our common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Objection to Existing Shareholder Controller

The BMA may at any time, by written notice, object to a person holding 10 percent or more of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of our common shares and direct, among other things, that such shareholder’s voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of our company.

Issuance of Shares

Subject to our Bye-laws and Bermuda law, our Board of Directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Bye-laws

In addition to the provisions of the Bye-laws described above under “—Voting Rights and Adjustments,” the following provisions are a summary of some of the other important provisions of our Bye-laws.

Our Board of Directors

Our Bye-laws provide that our Board of Directors shall consist of not less than 5 and not more than 15 directors, with the exact number of directors to be determined by the Board of Directors. Our Board of Directors presently consists of 9 persons and is divided into three classes. See “Election of Directors” in our 2007 Proxy Statement, which is incorporated by reference in this prospectus. Each director generally will serve a three year term, with termination staggered according to class. Shareholders may remove a director only for cause (defined in our Bye-laws to mean willful misconduct, fraud, gross negligence, embezzlement or a conviction of, or a plea of “guilty” or “no contest” to, a felony or other crime involving moral turpitude) by the affirmative vote of at least sixty-six and two-thirds percent of the votes cast at a general meeting, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least 14 days before the meeting. Vacancies on the Board of Directors can be filled by the Board of Directors if the vacancy occurs as a result of, among other things, death, disability, disqualification or resignation of a director, or an increase in the size of the Board of Directors. In addition, our Bye-laws recognize the right of XL Capital to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director, pursuant to the transition agreement between us and XL Capital executed in connection with the initial public offering of our common shares. Such nominees will be allocated among the classes of our Board of Directors as follows: (i) two nominees to Class I, whose term will expire at our annual general meeting in 2010, (ii) one nominee to Class II, whose term will expire at our annual general meeting in 2008, and (iii) one nominee to Class III, whose term will expire at our annual general meeting in 2009. Pursuant to the transition agreement, XL Capital has agreed to vote its common shares, and to cause its subsidiaries to vote common shares held by them, to elect a majority of our Board of Directors that is both (i) “independent” (as defined in the corporate governance rules of the listing standards of the New York Stock Exchange, which we refer to as the “NYSE.”) and (ii) neither a director nor an officer of XL Capital or any of its subsidiaries.

Because more than 50% of the voting power of our company is currently held by XL Capital, we qualify as a “controlled company” under the rules of the NYSE. As a controlled company, we may choose to exempt ourselves from the rules of the NYSE that require that a majority of the directors comprising our Board of Directors, and all of the directors comprising our nominating and governance committee and compensation committee, be independent within the meaning of the rules of the NYSE. After the completion of this offering, XL Capital will own less than 50% of the voting power of our company and we will lose the ability to take advantage of these exemptions. Based on the current composition of our Board of Directors and the committees thereof, no changes in the current composition of the Board of Directors and the committees thereof would be required until one year following XL Capital’s reduction of its holdings of our common shares below the 50% threshold. At the end of such year, the only required change in the composition of our Board of Directors and committees thereof would be to change the membership of the compensation committee such that each member is independent within the meaning of the rules of the NYSE. A majority of the directors comprising our Board of Directors and all of the directors comprising our nominating and governance committee are currently independent within the meaning of the rules of the NYSE and therefore our Board of Directors and nominating and governance committee already meet the NYSE independence standards.

Under our Bye-laws, subject to certain exceptions, including with respect to resolutions relating to the size of the Board of Directors or removal of directors, which require the affirmative vote of at least a two-thirds majority of the directors then in office, the affirmative vote of a majority of the votes cast at any meeting at which a quorum is present generally is required to authorize a resolution put to vote at a meeting of the Board of Directors. Corporate action may also be taken by a unanimous written resolution of the Board of Directors without a meeting. A quorum shall be at least one-half of directors then in office present in person or represented by a duly authorized representative.

Shareholder Action

At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the issued and outstanding shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may be taken, without a meeting, by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on such resolution. Under our Bye-laws, subject to certain exceptions, including as discussed under “—Our Board of Directors” above, “—Amendment” below or with respect to significant asset acquisitions and dispositions, the discontinuance or redomestication of our company, mergers and amalgamations, and the liquidation, dissolution or winding-up of our company, which, in certain circumstances, require the affirmative vote of at least two-thirds of the votes cast in accordance with our Bye-laws, any questions proposed for the consideration of the shareholders at any general meeting generally shall be decided by the affirmative votes of a majority of the votes cast in accordance with our Bye-laws.

Our Bye-laws contain advance notice requirements for shareholder proposals and nominations for directors, including when proposals and nominations must be received and the information to be included.

Indemnity and Exculpation

Pursuant to our Bye-laws, we will indemnify our officers, directors and employees to the fullest extent permitted by Bermuda law. Such indemnity will extend, without limitation, to any matter in which an officer, director or employee of ours may be guilty of negligence, default, breach of duty or breach of trust in relation to us or any of our subsidiaries, but will not extend to any matter in which such officer, director or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us.

Our Bye-laws will also provide that none of our officers, directors or employees will be personally liable to us or our shareholders for any action or failure to act to the full extent that they are indemnified under our Bye-laws.

Corporate Opportunities

In order to avoid potential claims against us or the XL Group (as defined below), or our or their directors, officers or employees (including persons who hold positions with both XL Group and with us or our subsidiaries), our Bye-laws contain provisions exempting (but only to the fullest extent permitted by applicable law) us and them from claims based upon conflicts of interest, corporate opportunity and certain related matters. In general, these provisions recognize that we and the XL Group may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of the XL Group serving as our directors.

Our Bye-laws provide that (but only to the fullest extent permitted by applicable law) the XL Group will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our clients, competitors or vendors.

If one of our directors, officers or employees who is also a director, officer or employee of the XL Group acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and the XL Group, our Bye-laws provide that such director, officer or employee (but only to the fullest extent permitted by applicable law) will have satisfied his or her fiduciary duties with respect to such corporate opportunity if such director, officer or employee acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity made available to any person who is a director but not an officer or employee of ours and who is also a director, officer or employee of the XL Group will belong to us only if such corporate opportunity is expressly made available to such person solely in his or her capacity as a director of ours; and

•

a corporate opportunity made available to any person who is an officer and/or employee of ours and who is also an officer and/or employee of the XL Group will belong to us unless such corporate opportunity is expressly made available to such person solely in his or her capacity as an officer or employee of the XL Group.

If one of our officers, directors or employees, who is also an officer, director or employee of the XL Group, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and the XL Group in any manner not addressed in the foregoing policy, our Bye-laws provide that such officer, director or employee will not be liable to us or our shareholders, but only to the fullest extent permitted by applicable law (including for breach of fiduciary duty as an officer, director or employee of ours) by reason of the fact that the XL Group pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present such corporate opportunity to us. If a director, officer or employee of the XL Group first acquires knowledge of a corporate opportunity principally in such director’s, officer’s or employee’s capacity as a director, officer or employee of our company, such corporate opportunity shall belong solely to us and not to the XL Group unless we have determined not to pursue such corporate opportunity.

For purposes of our Bye-laws, “corporate opportunities” include, but are not limited to, business opportunities that we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we, but for the provisions of our Bye-laws related to corporate opportunities, would have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of the XL Group or its officers, directors or employees will be brought into conflict with our self-interest. In addition, the term “XL Group” includes any Person controlled by XL Capital Ltd (other than us and our subsidiaries).

By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our Bye-laws related to corporate opportunities that are described above. For a description of the duties of our directors under Bermuda law, see “—Differences in Corporate Law—Duties of Directors” below.

Amendment

Our Bye-laws may be amended only by a resolution adopted by the Board of Directors and by resolution of the shareholders, subject, in certain circumstances, to the affirmative vote of the holders of sixty-six and two-thirds percent of the total combined voting power of all issued and outstanding shares of our company.

Anti-Takeover Provisions and Insurance Regulations Concerning Change of Control

Some of the provisions of our Bye-laws, as well as certain insurance regulations concerning change of control, could delay or prevent a change of control of our company that a shareholder might consider favorable. See “Risk Factors—Risks Related to Ownership of Our Common Shares” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act applicable to us (including modifications adopted pursuant to our Bye-laws) that differ in certain respects from provisions of the corporate law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors

Under Bermuda common law, members of a board of directors owe a fiduciary duty to a company to act in good faith in their dealings with or on behalf of such company and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of such company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith, with a view to the best interests of such company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of such company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, such court may relieve him, either wholly or partly, from any liability on such terms as such court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of a company against such officers. Our Bye-laws, however, provide that each of our present and future shareholders waive all claims or rights of action that such shareholder might have, individually or in the right of our company, against any of our directors, officers or employees for any act or failure to act in the performance of the duties of such director, officer or employee, provided that this waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders.

Under the “business judgment rule,” courts generally do not second guess the business judgment of directors and officers. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption afforded to directors by the business judgment rule. If the presumption is not rebutted, the business judgment rule attaches to protect the directors from liability for their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. However, when the board of directors takes defensive action in response to a threat to corporate control and approves a transaction resulting in a sale of control of the corporation, Delaware courts subject directors’ conduct to enhanced scrutiny.

Interested Directors

Under Bermuda law and our Bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is duly disclosed to our Nominating and Governance Committee. In addition, our Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest to our Nominating and Governance Committee, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, such a transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interests are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Dividends

Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to declare and pay dividends and other distributions is subject to Bermuda insurance laws and regulatory constraints. See “Business—Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

Under Delaware law, subject to any restrictions contained in a company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements

We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our Memorandum of Association. Pursuant to our Bye-laws, we may, with the approval of our board and, except in the case of certain amalgamations with and between wholly-owned Bermudian subsidiaries, the affirmative vote of at least the required majority of all of the shareholders of the amalgamating company (whether or not, in respect of any given class of shares, such class ordinarily carries the right to vote) at a general meeting at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair market value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice, objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Certain Transactions with Significant Shareholders

As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our Board of Directors but without obtaining prior approval from our shareholders. For a description of certain corporate opportunities provisions contained in our Bye-laws, see “—Bye-laws—Corporate Opportunities.” If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common shares not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we had opted out of the relevant Delaware statute, as provided for in that statute.

Shareholders’ Suits

The rights of shareholders under Bermuda law and our Bye-laws are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our Bye-laws provide that all present and future shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any of our directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Under Bermuda law we may and under our Bye-laws we will indemnify our officers, directors and employees against any liabilities and expenses incurred by such person by reason of such person acting in such capacity or any other capacity for, or on behalf of, us; provided that such indemnification does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful. Under our Bye-laws, each of our present and future shareholders agrees to waive any claim or right of action that such shareholder might have, individually or in the right of our company, against any of our directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter as to which such director, officer or employee admits that he is guilty, or is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, to be guilty of any fraud or dishonesty in relation to us. Such an admission or finding is not a prerequisite to a shareholder commencing or pursuing a claim.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our Memorandum of Association (including its objects and powers) and any alteration to our Memorandum of Association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our Bye-laws, minutes of general meetings and audited annual financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but, after giving the required notice to the Bermuda Registrar of Companies, we may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers (containing that information required under Bermuda law), which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Shareholder Proposals

Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Our Bye-laws also include advance-notice provisions regarding shareholder proposals and nominations. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under our Bye-laws, a special general meeting may be called by our President, our Chairman or a majority of the directors in office. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid-up voting share capital of a company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Approval of Corporate Matters by Written Consent

Under Bermuda law, the Companies Act provides that shareholders may take action by written consent, with consent from a majority of shareholders required. Our Bye-laws, however, require the consent of 100% of shareholders to take action by written consent. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

Amendment of Memorandum of Association

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering a company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in a company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.

Amendment of Bye-laws

Consistent with the Companies Act, our Bye-laws provide that the Bye-laws may be rescinded, altered or amended only upon approval by a resolution of our Board of Directors and by a resolution of our shareholders, subject, in certain circumstances, to the affirmative vote of the holders of sixty-six and two-thirds percent of the total combined voting power of all issued and outstanding shares of our company.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Listing

Our common shares are listed on the NYSE under the symbol “SCA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is The Bank of New York.

XLFA Series A Preferred Shares

XLFA currently has authorized 10,000 Series A preferred shares, with a par value of $120.00 per share. As of March 31, 2007, 363 Series A preferred shares were issued and outstanding, all of which are held by FSA and its affiliates. The holders of the Series A preferred shares are entitled to one vote per share and were entitled to receive a 5% fixed dividend on the amount initially paid for the Series A preferred shares plus a participating dividend through December 31, 2005, at which time the dividend rate was changed to a fixed rate of 81/4% per annum on the par amount outstanding. The Series A preferred shares are redeemable by XLFA at any time, in whole or in part, at a price equal to $39.0 million (the par amount outstanding) plus accrued and unpaid dividends; provided that no partial redemption by XLFA shall cause the value of the remaining outstanding Series A preferred shares to be less than 10% of the total equity capitalization of XLFA. After the tenth anniversary of their respective dates of initial issuance, the Series A preferred shares are redeemable at the election of the holders, in whole but not in part, at a redemption formula as specified in XLFA’s Bye-laws.

On March 30, 2007, XLFA paid an extraordinary dividend of $15.0 million on its Series A preferred shares, and reduced the stated value of the remaining outstanding Series A preferred shares by a corresponding amount to $39.0 million. There was no change in the voting interest of the holders of the Series A preferred shares as a result of the extraordinary dividend and reduction in the stated value of the Series A preferred shares. As a result of the reduction in stated value, dividends on the redeemable preferred shares will be $0.8 million quarterly subsequent to March 31, 2007.

Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares

On April 5, 2007, we sold 250,000 of Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, par value $0.01 per share, having a liquidation preference of $1,000 per share (the “Preference

Shares”) to certain initial purchasers in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Until September 30, 2017, dividends on the Preference Shares will be payable semiannually on a non-cumulative basis, when, as and if declared by our board of directors, on March 31 and September 30 of each year at a fixed rate equal to 6.88% per annum on the liquidation preference. From and after September 30, 2017, dividends on the Preference Shares will be payable quarterly on a non-cumulative basis, when, as and if declared by our board of directors, on March 31, June 30, September 30 and December 31 of each year at a floating rate equal to three-month LIBOR plus 2.715% on the liquidation preference. Dividends on the Preference Shares, if declared, will be payable commencing on September 30, 2007. The Preference Shares are perpetual securities with no fixed maturity date and are not convertible into any of our other securities.

SHARES ELIGIBLE FOR FUTURE SALE

After completion of this offering, XL Capital (through XLI) will continue to hold 31,016,449 of our common shares (29,564,446 common shares if the underwriters exercise their option to purchase additional common shares from XLI in full).

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including an “affiliate” of the issuer, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of one percent of the then-outstanding shares of the same class (all common shares in the case of our company) or the average weekly trading volume of the then-outstanding shares of that class during the four calendar weeks preceding the date on which notice of each related sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements as to manner of sale, notice and availability of current information about the issuer for at least 90 days prior to any sale of that type. Under Rule 144(k), a person who is not deemed to be (and during the three months preceding the sale was not) an “affiliate” of the issuer, and whose shares were not acquired by it or any prior holder from the issuer or any “affiliate” thereof during the three years preceding the proposed sale, is entitled to sell those shares under Rule 144 without regard to the resale volume and other limitations described above. As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, is controlled by or is under common control with that issuer.

We and XL Capital have agreed, subject to various customary exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (2) enter into any swap or similar agreement that transfers, in whole or in part, the economic consequences of ownership of the common shares, whether any transaction of the type described in clause (1) or (2) above is to be settled by delivery of common shares or other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these agreements. These agreements will not apply to sales in this offering or to the issuance, by us, of common shares or options pursuant to employee plans existing on the date of this prospectus or upon the exercise of employee options.

We expect to provide for Securities Act registration of shares currently held or acquired by employees pursuant to options provided by us, so that the shares may be sold into the public market from time to time. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that those sales could occur, could adversely affect prevailing market prices of the common shares.

CERTAIN TAX CONSIDERATIONS

This section provides a summary of the material Bermuda, United Kingdom and United States federal income tax consequences of the ownership and disposition of the common shares acquired in this offering by U.S. Persons (as defined below). The following summary of the taxation of SCA and its subsidiaries, and the taxation of SCA’s shareholders, is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including and subject to the matters and qualifications set forth in such discussion) of the material tax considerations under (i) “Bermuda Taxation—Taxation of SCA and Subsidiaries” and “—Taxation of Shareholders” is based upon the advice of Conyers Dill & Pearman, special Bermuda legal counsel; (ii) “United Kingdom Taxation—Taxation of SCA and its Subsidiaries” and “—Taxation of Shareholders” is based upon the advice of Slaughter and May, London, England and (iii) “United States Taxation—Taxation of SCA and its Subsidiaries” and “—Taxation of Shareholders” is based upon the advice of Cahill Gordon & Reindel LLP (“Cahill”). Each of these advisors has reviewed its portion of this discussion (as set forth above) and hereby confirms that such portion of the discussion, subject to the conditions and limitations contained therein, constitutes in each case the opinion of such advisor as to the material income tax considerations under the law of the relevant jurisdiction relating to SCA and its subsidiaries and the ownership of SCA’s common shares by investors that are U.S. Persons who acquire such shares in this offering. The advice of such advisors does not include any factual or accounting matters, transfer pricing determinations, or other determinations or conclusions such as insurance accounting determinations or computations of related person insurance income (which is referred to herein as “RPII”) or any amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business, income, reserves or activities of SCA and its subsidiaries. The advice of these advisors relies upon and is premised on the accuracy of factual statements and representations made by SCA concerning the business, properties, ownership, organization, source of income and manner of operation of SCA and its subsidiaries. Statements contained herein as to the beliefs, expectations and conditions of SCA and its subsidiaries regarding factual matters represent the view of management and have not been independently reviewed or verified by counsel.

The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could materially adversely affect the tax consequences to us and to holders of common shares.

The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

Bermuda Taxation

Taxation of SCA and its Subsidiaries

Under current Bermuda law, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us. SCA and XLFA have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to SCA or XLFA or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda, or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any land leased to SCA or

XLFA. SCA and XLFA each pay annual Bermuda government fees, and XLFA pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Taxation of Shareholders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the holders of the common shares of SCA in respect of their shares, other than holders ordinarily resident in Bermuda.

United Kingdom Taxation

The following opinion is based on (i) existing statutory and judicial authority and the current practice of H.M. Revenue and Customs (“HMRC”), all of which may be changed at any time with retroactive effect; (ii) the accuracy of each of the factual matters set forth in this prospectus; and (iii) the accuracy of factual representations (including as to the manner in which each of XLCA, XLFA and XLCA-UK conducts its business and as to the absence of any material dispute or grounds for any such dispute with HMRC) contained in a certificate of SCA delivered to Slaughter and May in connection with this opinion, which factual representations have not been independently reviewed or verified by Slaughter and May. Any change in applicable laws or practice, or any inaccuracy in any of these factual matters or representations, may affect the legal conclusions reached in the opinion. Slaughter and May has no obligation to update the opinion to reflect future changes in law or any inaccuracies in any of the foregoing matters that may later come to its attention.

The United Kingdom corporation tax and income tax consequences for SCA and its subsidiaries will depend on a number of factors including the manner in which each company manages and conducts its business and other factual or accounting matters, such as transfer pricing determinations. SCA’s projections, computations and intentions in relation to the foregoing represent the views of management and have not been independently reviewed or verified by counsel.

This opinion is being provided to SCA in connection with this registration statement. It is not a guarantee and merely represents the judgment of Slaughter and May, based on the matters and representations referred to above, regarding the specific legal issues discussed. The opinion is not binding on HMRC and there is no assurance that HMRC or a court would not reach a contrary conclusion.

Taxation of SCA and its Subsidiaries

XLCA-UK is a company incorporated and managed in the United Kingdom and is, therefore, resident in the United Kingdom and will be subject to U.K. corporation tax on its worldwide profits (including revenue profits and capital gains), whether or not such profits are remitted to the United Kingdom. The maximum rate of U.K. corporation tax is currently 30% on profits of whatever description. Currently, no U.K. withholding tax applies to dividends paid by XLCA-UK.

Of SCA and its subsidiaries, only XLCA-UK is incorporated in the United Kingdom. Accordingly, except for XLCA-UK, SCA and its subsidiaries should not be treated as being resident in the United Kingdom unless those companies’ central management and control is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact but is typically exercised by the company’s directors. The directors of each of SCA and its subsidiaries, other than XLCA-UK, intend to manage the affairs of those companies so that none of them, other than XLCA-UK, is resident in the United Kingdom for tax purposes.

A company not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the United Kingdom, though the charge to U.K. corporation tax is limited to profits (including revenue profits and capital gains) connected with such permanent establishment. Again, the directors of each of SCA and its subsidiaries, other than XLCA-UK (which is resident in the United Kingdom), intend that those companies will operate in such a manner that none of them carries on a trade through a permanent establishment in the United Kingdom.

The United Kingdom has no income tax treaty with Bermuda. There are circumstances in which companies that are not resident in the United Kingdom but are also not entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom on the profits of a trade carried on there, even if that trade is not carried on through a permanent establishment. However, the directors of each of SCA and its subsidiaries, other than XLCA-UK, intend that those companies will operate in such a manner that none of them will fall within the charge to income tax in the United Kingdom in this respect (ignoring any such charge arising by deduction or withholding).

On the basis in particular of the factual representations referred to in the first paragraph of this section discussing U.K. taxation, we are of the opinion that neither SCA nor any of its subsidiaries (other than XLCA-UK) is currently resident in the United Kingdom for U.K. tax purposes and that (apart from XLCA-UK) none of those companies should otherwise be subject currently to U.K. corporation tax or income tax in respect of the profits of its trade.

If any of SCA and its subsidiaries, other than XLCA-UK, were in the future treated as being resident in the United Kingdom for U.K. corporation tax purposes or as otherwise subject to UK corporation tax or income tax on the profits of a trade carried on in the United Kingdom, SCA’s results of operations and shareholders’ investment could be adversely affected. For the reasons given above, however, SCA does not regard such treatment as likely.

Taxation of Shareholders

U.S. Persons who are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes or carrying on a trade (or profession or vocation) in the United Kingdom and who hold their common shares beneficially and as an investment will not be subject to U.K. tax in respect of their ownership or disposition of SCA’s common shares or the receipt of any dividends that may be paid on them (as regards any such disposition, provided that it is not the case that (i) they cease to be so resident and then resume such residence within five tax years, or they are regarded as being non-resident for the purposes of the U.K./U.S. double tax treaty and then cease to be so regarded within that time frame, and (ii) they dispose of their common shares during that period of non-residence).

United States Taxation

Set forth below is the opinion of Cahill regarding the material U.S. federal income tax consequences of the ownership and disposition of the common shares purchased in this offering by U.S. holders who hold the common shares as capital assets. The following opinion is based upon the provisions of the Code, and regulations, administrative rulings and pronouncements, judicial decisions and treaties as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences materially adversely different from those described in the opinion. The following opinion is based on the accuracy of (i) each of the factual matters set forth in this prospectus and (ii) factual representations contained in a certificate of SCA delivered to Cahill in connection with this opinion, which facts have not been independently reviewed or verified by Cahill. Any inaccuracy in any of these factual matters or any change after this offering in any of these factual matters or in the conduct, practices, activities or operating guidelines of SCA or its subsidiaries may affect the legal conclusions reached in the opinion. Cahill has no obligation to update the opinion to reflect future changes in law or any inaccuracies or changes in any of the foregoing factual matters that may later come to its attention.

As discussed in the opinion, the U.S. federal income tax consequences of the ownership and disposition of common shares purchased in this offering will depend to a significant extent on the actual income and assets of SCA and its subsidiaries, the manner in which SCA manages and conducts its business and the business of its subsidiaries, and the composition of SCA’s direct and indirect shareholders, both now and in the future, as well as other factual or accounting matters, transfer pricing determinations and other determinations or computations, such as insurance accounting determinations or computations of RPII or any amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations). SCA’s projections, computations and estimates of the foregoing represent the views of management and have not been independently reviewed or verified by counsel.

Statements contained herein as to the beliefs, expectations and conditions of SCA and its subsidiaries regarding factual or accounting matters represent the view of SCA management and have not been independently reviewed or verified by counsel.

This opinion is not a guarantee and merely represents the judgment of Cahill regarding the specific legal matters addressed. The opinion is not binding on the Internal Revenue Service (the “IRS”) or any court, and there is no assurance that the IRS or a court would not reach a contrary conclusion.

This opinion has been prepared solely for purposes of the offering of the company’s common shares pursuant to the Registration Statement of which this prospectus forms a part. It may not be used or relied upon for any other purpose.

Subject to the foregoing, the legal discussion in the remainder of this section is the opinion of Cahill.

Taxation of SCA and its Subsidiaries

U.S. Trade or Business. It is SCA’s position that XLFA is not engaged in a trade or business in the United States through a permanent establishment in the United States. However, whether business is being conducted in the United States and, if so, whether there is a permanent establishment in the United States are inherently factual determinations dependent in large part upon the actual conduct, practices, and activities of SCA and its subsidiaries. Because the Code, regulations, administrative rulings and pronouncements, judicial decisions and treaties provide very limited guidance (and no definitive guidance) on whether any particular set of facts will constitute being engaged in a trade or business in the United States (or give rise to a permanent establishment), and the analysis involves inherently complex factual determinations, it is unclear whether the IRS could successfully challenge SCA’s position on the U.S. trade or business and permanent establishment issues, and Cahill is unable to render an opinion on these issues.

To reduce the risk that XLFA will be considered to be engaged in a trade or business in the United States through a permanent establishment, SCA and its subsidiaries intend to conduct their activities in accordance with operating guidelines SCA has developed, and may over time continue to refine, in consultation with its tax advisors. However, there is no assurance that SCA or its subsidiaries will be able to conduct their activities in accordance with these guidelines. Moreover, because of the factual and legal uncertainties regarding when a non-U.S. corporation will be considered to be conducting business in the United States through a permanent establishment, it is unclear whether these guidelines will preclude the IRS from successfully challenging SCA’s position on these issues.

A non-U.S. corporation deemed to be engaged in a trade or business in the United States would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. XLFA files protective U.S. federal income tax returns to preserve the right to claim income tax deductions and credits if it is ever determined that XLFA is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the “branch profits” tax.

SCA’s U.S. subsidiary, XLCA, conducts business in the U.S. and is subject to U.S. federal income taxation at the rates applicable to domestic corporations. In addition, dividends paid by XLCA to SCA will be subject to a 30% U.S. withholding tax.

Bermuda Treaty. If XLFA is entitled to the benefits under the income tax treaty between Bermuda and the United States, which is referred to herein as the “Bermuda Treaty,” it would not be subject to U.S. income tax with respect to any income protected by the Bermuda Treaty unless that income is attributable to a permanent establishment in the United States. The Bermuda Treaty clearly applies to premium income. Literally read, the Bermuda Treaty may be construed as not protecting investment income, but a number of practitioners and commentators have asserted that, as a policy matter, the Bermuda Treaty language should be construed more liberally to protect investment income to the same extent as premium income. Because there are no cases or rulings interpreting this treaty language, the answer is unclear and Cahill is unable to render an opinion on this issue.

If XLFA were found to be engaged in a trade or business in the United States and were entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty were found not to protect investment income, a portion of XLFA’s investment income could be subject to U.S. income tax.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits under the Bermuda Treaty only if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda, or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. The 50% test generally is based on ultimate beneficial ownership by individuals (i.e., by looking through any shareholders that are entities, such as SCA, XLI and XL Capital). XLFA believes that it is eligible for benefits under the Bermuda Treaty, although no assurance can be given in this regard because of the factual and legal uncertainties regarding the residency and citizenship of the direct and indirect shareholders of a public company, such as SCA and XL Capital. SCA would not be eligible for treaty benefits because it is not an insurance company.

Net Investment Income. Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that could allocate a minimum portion of the foreign corporation’s investment assets to its U.S. business and assumes a minimum investment yield on any such assets. If XLFA were considered to be engaged in the conduct of an insurance business in the United States and were not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy the limitations on treaty benefits discussed above) or with respect to investment income (because the Bermuda Treaty were found not to protect investment income), the Code could subject a portion of XLFA’s investment income to U.S. income tax.

Withholding Tax. Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends from U.S. corporations such as XLCA and certain interest on investments), subject to certain exemptions under the Code or reduction by applicable treaties. The Bermuda Treaty provides no relief from these withholding taxes.

Excise Tax. The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The applicable rates of tax are 4% for insurance premiums and 1% for reinsurance premiums. The Bermuda Treaty does not provide any relief from the excise tax. Although payment of tax generally is the responsibility of the person that pays the premium to the non-U.S. insurer or reinsurer, in the event that the tax is not paid by the purchaser of the insurance or reinsurance, the non-U.S. insurer generally is liable for the tax. In addition, the IRS has taken the position that when a non-U.S. insurer or reinsurer cedes United States risks to a non-U.S. insurer that is not eligible for the excise tax exemption under an applicable treaty, an additional excise tax may be imposed.

Proposed Legislation Affecting SCA and its Subsidiaries. Congress has periodically considered legislation intended to eliminate certain tax advantages perceived to be enjoyed by Bermuda insurance companies because of the favorable tax environment in Bermuda. Congress has also considered legislation intended to eliminate certain perceived tax benefits of U.S. insurance companies that have Bermuda affiliates, including benefits resulting principally from reinsurance between or among U.S.

insurance companies and their Bermuda affiliates. To that end, section 845 of the Code was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper “amount, source, or character” for each item (in contrast to prior law, which covered only “source and character”). If the IRS were to successfully challenge the reinsurance arrangements of SCA’s subsidiaries under section 845, SCA’s financial condition and results of operations could be materially adversely affected. In addition, one legislative proposal would impose additional limits on the deductibility of interest by foreign-owned U.S. corporations. Another legislative proposal would treat a non-U.S. corporation as a U.S. corporation for U.S. federal income tax purposes if it were considered to be primarily managed and controlled in the U.S. It is also possible that a bill will be introduced, similar to one that has been introduced in the past, that, if enacted, would deny a deduction for premiums paid for reinsurance of U.S. risks with a related reinsurer in certain circumstances.

There is no assurance that future legislative action will not increase the amount of U.S. tax payable by SCA and its subsidiaries. If this happens, the financial condition and results of operations of SCA and its subsidiaries could be materially adversely affected.

Intercompany Transactions. SCA’s U.S. subsidiary, XLCA, conducts business in the United States and currently expects to reinsure a majority of its future business with XLFA. While SCA believes that this reinsurance is written on arm’s-length terms, SCA cannot assure you that (i) the IRS will not assert that the reinsurance is not on arm’s-length terms or (ii) any such assertion by the IRS will not be successful because a determination as to this matter is inherently factual. If such an assertion were to be successful, SCA’s U.S. subsidiaries would be treated as having additional income that is subject to additional U.S. tax, and possibly associated interest and penalties. The IRS might also treat this additional income as having been distributed as dividends to XLCA’s parent, SCA, in which case this deemed dividend would also be subject to a withholding tax of 30%. A similar analysis (and similar tax risks) may also apply to other intercompany income and expense items between XLCA and its non-U.S. affiliates, such as ceding commissions, other intercompany fees and allocations of corporate overhead.

Taxation of Shareholders

Unless otherwise stated, this opinion deals only with holders that are U.S. Persons (as defined below) who purchase their common shares in this offering and who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following opinion is a discussion of only the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds SCA’s common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares, you are urged to consult your tax advisors. In addition, the following opinion does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, persons whose functional currency is not the U.S. dollar, persons who are considered with respect to SCA or any of its non-U.S. subsidiaries as “United States shareholders” for purposes of the controlled foreign corporation, which is referred to herein as “CFC,” rules of the Code (generally, except as provided in the discussion of RPII, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of SCA stock or the stock of any of SCA’s non-U.S. subsidiaries (that is, 10% U.S. Shareholders)), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This opinion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings and pronouncements, judicial decisions and treaties, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This opinion does not address any U.S. federal tax laws other than income tax laws (such as estate and gift tax laws) or the tax laws of any state or local governments within the United States, or of any non-U.S. jurisdiction.

For purposes of this opinion, the term “U.S. Person” means a person who for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Dividends and Related Proposed Legislation. Subject to the discussions below relating to the potential application of the CFC, RPII and passive foreign investment company, which is referred to herein as “PFIC,” rules, distributions made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of SCA’s current or accumulated earnings and profits (as computed using U.S. federal income tax principles). Dividends paid by SCA to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code. Unless SCA is a PFIC, if you are an individual or other noncorporate shareholder, dividends, if any, paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income generally will be taxable at a maximum U.S. federal income tax rate of 15%, provided you meet certain holding period requirements. Dividends paid, if any, with respect to the common shares generally will be qualified dividend income, provided the common shares are readily tradable on an established securities market in the United States and certain other conditions are satisfied. United States Treasury Department guidance indicates that the common shares, which will be listed on the NYSE, will be readily tradable on an established securities market in the United States. There can be no assurance that the common shares will be considered readily tradable on an established securities market in any future year. Individuals who do not meet a minimum holding period requirement during which they are not protected from the risk of loss or who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Dividends paid, if any, in taxable years beginning on or after January 1, 2011 will be taxed at then applicable ordinary income rates. The amount of any distribution in excess of SCA’s current and accumulated earnings and profits will first be applied to reduce your tax basis in the common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your common shares.

Legislation was recently introduced in the House of Representatives and the Senate that, if enacted in its present form, would preclude dividends paid on the common shares from qualifying as qualified dividend income even if the common shares are readily tradable on an established securities market in the U.S.

Classification of SCA or its Non-U.S. Subsidiaries as Controlled Foreign Corporations. Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns any shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation.

Except as otherwise provided for RPII purposes, a non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution through application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than

50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC generally includes any non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation. Except as discussed below with respect to RPII, a non-U.S. corporation’s status as a CFC has no adverse U.S. federal income tax consequences for a U.S. holder that is not a 10% U.S. Shareholder. A “10% U.S. Shareholder” is a U.S. Person or a partnership created or organized under the laws of the United States or any political subdivision thereof (a “U.S. Partnership”) who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation. SCA believes that because of the anticipated dispersion of its share ownership and provisions in its organizational documents that limit voting power (these provisions are described in “Description of Share Capital”), no U.S. Person who owns shares of SCA directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power of all classes of shares of SCA or any of its non-U.S. subsidiaries. However, because of legal and factual uncertainties, it is unclear whether the IRS could successfully challenge the effectiveness of these provisions, and Cahill is unable to render an opinion on this issue.

The RPII CFC Provisions. The following discussion generally is applicable with respect to a taxable year only if the RPII of one or more of SCA’s non-U.S. insurance subsidiaries, determined on a gross basis, is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for such taxable year (the “20% Threshold”) and U.S. Persons and U.S. Partnerships are deemed to own at least 25% of the stock of the non-U.S. subsidiary in question, by vote or value on any day in the taxable year (the “25% Threshold”). The 25% Threshold generally is based on ultimate beneficial ownership by U.S. Persons and U.S. Partnerships (i.e., by looking through any shareholders that are non-U.S. entities, such as SCA, XLI and XL Capital). The following discussion generally would not apply for any fiscal year in which gross RPII falls below the 20% Threshold or the 25% Threshold is not met. Although no assurance can be given because of the inherent factual uncertainties regarding the identity of the shareholders of a public company, such as SCA, and the relationship between shareholders and insureds, SCA currently believes that the gross RPII of each of its non-U.S. insurance subsidiaries as a percentage of gross insurance income will be below the 20% Threshold each tax year for the foreseeable future.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person or U.S. Partnership who owns (directly or indirectly through non-U.S. entities) any amount of SCA stock. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder, or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% by vote or value, of the stock of the corporation.

RPII Exceptions. The special RPII rules do not apply to any taxable year in which either the 20% Threshold or the 25% Threshold is not met. If the RPII rules apply to a taxable year, each U.S. Person owning directly or indirectly any of SCA’s non-U.S. insurance subsidiaries on the last day of SCA’s taxable year on which the 25% Threshold is met will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the entire taxable year, generally determined as if all such RPII were distributed proportionately only to U.S. persons at that date, but generally limited by such U.S. shareholder’s share of the subsidiary’s current-year earnings and profits and possibly reduced (subject to certain requirements) by the U.S. shareholder’s share, if any, of prior year deficits in earnings and profits. SCA currently believes that the gross RPII of each of its non- U.S. insurance subsidiaries does not, and in the foreseeable future will not, equal or exceed 20% of such subsidiary’s gross insurance income in any taxable year. Consequently, SCA currently does not expect any U.S. holder owning common shares to be required to include in gross income for U.S. federal income purposes any RPII income. However, there can be no assurance that the foregoing exception will apply. Moreover, as discussed below, there is limited guidance regarding the RPII provisions and the related Treasury regulations are in proposed form. Accordingly, there is uncertainty with respect to the meaning and application of the RPII provisions, and future guidance might have a retroactive effect.

Computation of RPII. SCA may not be able to determine whether any of the underlying direct or indirect insureds to which any of its non-U.S. insurance subsidiaries provides insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, SCA may not be able to determine accurately the gross amount of RPII earned by its non-U.S. insurance subsidiaries in a given taxable year. For any year in which the gross RPII of any of the non-U.S. insurance subsidiaries of SCA is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for the year, SCA may also seek information from its shareholders as to whether beneficial owners of common shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent SCA is unable to determine whether a beneficial owner of common shares is a U.S. Person, SCA may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Holders. With respect to any taxable year of SCA in which the 20% Threshold and the 25% Threshold are met and no other exception applies, every RPII shareholder who owns common shares on the last day of such taxable year on which the 25% Threshold was met will be required to include in gross income its share of such non-U.S. insurance subsidiary’s RPII for the portion of the taxable year during which such non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns common shares during such taxable year but not on the last day of the taxable year on which the 25% Threshold was met generally is not required to include in gross income any part of such non-U.S. insurance subsidiary’s RPII.

Basis Adjustments. A RPII shareholder’s tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by SCA out of previously taxed RPII income. The RPII shareholder’s tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty of Application of RPII. The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purposes of this subsection, including  .  .  . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to SCA’s non-U.S. insurance subsidiaries is uncertain. In addition, there can be no assurance that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in common shares is urged to consult his tax advisor as to the effects of these uncertainties.

Tax-Exempt Shareholders. If any non-U.S. insurance subsidiary owned by us is considered a CFC in general (or with respect to RPII), tax-exempt entities that are considered United States shareholders of such non-U.S. insurance subsidiary (or with respect to RPII, U.S. persons that hold any of our common shares) will be required to treat their proportionate share of all of such subsidiary’s insurance and reinsurance income (or all of such subsidiary’s RPII) as unrelated business taxable income that generally is subject to tax, whether or not such income is currently distributed. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described below in “—Information Reporting and Backup Withholding.”

Dispositions of Common Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and the PFIC rules, holders of common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these common shares exceeds one year, any gain will be subject to tax at a current maximum marginal U.S. federal income tax rate of 15% for noncorporate shareholders (20% for taxable years beginning on or after January 1, 2011) and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). SCA believes that, because of the anticipated dispersion of its share ownership, provisions in its organizational documents that limit voting power and other factors, no U.S. shareholder of SCA should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of SCA; subject to the discussion of RPII below, to the extent this is the case, Code section 1248 should not apply to dispositions of SCA’s common shares. However, due to the lack of legal authority addressing this issue, there can be no assurance that the IRS will not challenge the effectiveness of these provisions and that a court will not sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, SCA will provide, upon request, a completed IRS Form 5471 or the relevant information necessary to complete the Form.

Code section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would have been treated as a CFC for RPII purposes (regardless of whether the shareholder is a 10% U.S. Shareholder or the 20% Threshold or certain other exceptions have been met) at any time during the five-year period ending on the date of disposition and the selling U.S. Person owned any stock at that time. If it applies in this case, Code section 1248 may recharacterize gain as a dividend to the extent of the selling U.S. Person’s share (taking into account certain rules for determining a U.S. holder’s share of RPII) of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. Person owned the shares (possibly whether or not those earnings and profits are attributable to RPII). Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. This application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because SCA will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert the contrary position or that the Treasury Department will not amend the proposed regulations to provide that section 1248 will apply to dispositions of common shares. Prospective investors are urged to consult their tax advisors regarding the effects of these rules on a disposition of common shares.

Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive category income” or (ii) 50% or more of the average value of its assets, determined on the basis of a quarterly average, produce or are held for the production of passive income.

If SCA were characterized as a PFIC during a given year, U.S. Persons holding common shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such persons made a “qualified electing fund” election or “mark to market” election. It is uncertain that SCA would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The excess distribution or gain would be allocated ratably over the shareholder’s aggregate holding period for its common shares. The amount allocated to the current year and any taxable year prior to the first year in which SCA was a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by SCA to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income if SCA were considered a PFIC.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business” is not treated as passive income. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the value of the stock.

SCA currently expects, for purposes of the PFIC rules, that each of XLFA, XLCA and XLCA-UK, which are referred to herein, collectively, as the “Insurance Subsidiaries,” will be predominantly engaged in the active conduct of an insurance business and will not have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, SCA currently expects that none of the income or assets of the Insurance Subsidiaries should be treated as passive. Further, SCA currently expects that the passive income and assets of each other SCA subsidiary will, for PFIC purposes, be immaterial in each year of operations relative to the overall income and assets of SCA. Under the look-through rule, SCA should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. Assuming that SCA’s expectations are in fact correct currently and in the future, Cahill is of the opinion that SCA should not be treated as a PFIC in 2007 or in the foreseeable future. There can be no assurance, however, that the IRS will not challenge this position and that a court will not sustain such challenge. There are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming (which could be retroactive). Prospective investors are urged to consult their tax advisor as to the effects of the PFIC rules.

Foreign Tax Credit. For U.S. Persons that own common shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as non-U.S. source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. SCA will consider providing shareholders with information regarding the portion of such amounts constituting non-U.S. source income to the extent such information is reasonably available. It is likely that the “subpart F income,” RPII and dividends that are non-U.S. source income will constitute “passive” income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilize any excess foreign tax credits from other sources to reduce U.S. tax on such income.

Information Reporting and Backup Withholding. Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC.

Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is timely furnished to the IRS.

Possible Changes in U.S. Tax Law. The U.S. federal income tax laws and interpretations, including those regarding whether a company is engaged in a trade or business within the United States (or has a permanent establishment) or is a PFIC, or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. It is uncertain if, when or in what form such regulations or pronouncements will be provided and whether such guidance will have a retroactive effect. In addition, as discussed above under “Dividends and Related Proposed Legislation,” it is possible that legislation will be enacted that would prevent dividends on the common shares from being treated as qualified dividend income.

UNDERWRITING

We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Citigroup Global Markets Inc
Lehman Brothers Inc
UBS Securities LLC
Wachovia Capital Markets, LLC
Bear, Stearns & Co. Inc
William Blair & Company, L.L.C.
Calyon Securities (USA) Inc.
Dowling & Partners Securities, LLC.
Fox-Pitt, Kelton Incorporated
HSBC Securities (USA) Inc.
Keefe, Bruyette & Woods, Inc.
Lazard Capital Markets LLC

Total	9,680,022

The underwriters are committed to take and pay for all of the common shares being offered, if any are taken, other than the common shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more common shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,452,003 common shares from the selling shareholder to cover those sales. They may exercise that option for 30 days. If any common shares are purchased pursuant to this option, the underwriters will severally purchase common shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,452,003 additional common shares.

	No Exercise	Full Exercise
Per Common Share	$	$
Total	$	$

Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $   per common share from the initial public offering price. If all the common shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters will be facilitating Internet distributions for this offering to certain of their Internet subscription customers. Certain of the underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet website maintained by certain of the underwriters. Other than the prospectus in electronic formation, the information on any such underwriter’s website is not part of this prospectus.

We, certain of our officers and directors and the selling shareholder have agreed not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. These “lock-up” agreements do not apply to any existing employee benefit plans or the issuance of options, restricted shares and LTIP awards.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from the selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase additional common shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions as well as other purchases by the underwriters for their own accounts may have the effect of preventing or retarding a decline in the market price of our common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Our common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of our common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, which we refer to as the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan, which we refer to as the “Securities and Exchange Law,” and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Laws and any other applicable laws, regulations and ministerial guidelines of Japan.

Pursuant to the contractual registration rights given to XL Capital in conection with our formation and IPO, we have agreed to pay all of our and XL Capital’s expenses of this offering, other than underwriting discounts and commissions. We estimate that the total expenses of this offering to be paid by us including the expenses of the selling shareholder, other than underwriting discounts and commissions, will be approximately $1.0 million. We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform various financial advisory and investment or commercial banking services for our company and our subsidiaries and XL Capital Ltd and its affiliates for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters act as lenders under our credit facility. As lenders, these affiliates are entitled to receive customary fees and reimbursements of their expenses.

Lazard Capital Markets LLC, or Lazard Capital Markets, has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

VALIDITY OF COMMON SHARES

The validity of the common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. We are being advised as to certain U.S. legal matters in connection with this offering by Cahill Gordon & Reindel LLP, New York, New York, and the underwriters are being advised as to certain U.S. legal matters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, and the rules and regulations thereunder, and accordingly therewith file periodic reports, proxy and information statements and other information with the SEC. Materials filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-202-551-8090 for further information on the public reference facilities. The SEC also maintains a web site http://www.sec.gov) that contains reports, proxy and information statements regarding registrants, including SCA, that file electronically with the SEC. Our common shares are listed on the New York Stock Exchange, and all materials filed by us with the SEC also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the SEC are incorporated into this prospectus by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 15, 2007 (File No. 001-32950);

•	Our Proxy Statement dated April 2, 2007, filed on April 2, 2007 (File No. 001-32950);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 14, 2007 (File No. 001-32950); and

•	Our Current Reports on Form 8-K filed on January 26, 2007, March 26, 2007, March 30, 2007, April 10, 2007, May 10, 2007 and May 17, 2007 (File No. 001-32950).

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. Requests for copies of any such document should be directed to:

Security Capital Assurance Ltd
Investor Relations
One Bermudiana Road
Hamilton HM11, Bermuda
Telephone: (441) 294-7448

Our SEC filings are also available to the public at our website at http://www.scafg.com under “Investor Relations—SEC Filings.”

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,680,022 Shares

Security Capital
Assurance Ltd

Common Shares

PROSPECTUS

Goldman, Sachs & Co.
JPMorgan
Merrill Lynch & Co.
Banc of America Securities LLC
Citi
Lehman Brothers
UBS Investment Bank
Wachovia Securities
Bear, Stearns & Co. Inc.
William Blair & Company
Calyon Securities (USA) Inc.
Dowling & Partners Securities, LLC
Fox-Pitt, Kelton
HSBC
Keefe, Bruyette & Woods
Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Form of Underwriting Agreement.
3.1	Memorandum of Association of CA Holdings Ltd, incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
3.2	Amended and Restated Bye-laws of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
4.1	Specimen Common Share Certificate, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
5.1	Opinion of Conyers Dill & Pearman.
8.1	Opinion of Cahill Gordon & Reindel LLP as to certain tax matters.
8.2	Opinion of Conyers Dill & Pearman as to certain tax matters.
8.3	Opinion of Slaughter and May as to certain tax matters.
10.1

Transition Agreement, dated as of August 4, 2006, among XL Capital Ltd, XL Insurance (Bermuda) Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.2

Tax Indemnity Agreement, dated as of August 4, 2006, among XL Capital Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.3

Employment Agreement with Paul S. Giordano dated as of August 2, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.4

Employment Agreement with David P. Shea dated as of January 23, 2007, incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.5

Employment Agreement with Edward B. Hubbard dated as of December 21, 2007, incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.6

Employment Agreement with Claude L. LeBlanc dated as of November 14, 2006, incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.7

Letter Agreement Regarding Stock Options, Restricted Shares and Long-Term Incentive Award between XL Capital Ltd and Paul Giordano, dated as of August 2, 2006, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.8

Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan, incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.9

Amendment to Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan effective December 29, 2006, incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.10

Security Capital Assurance Ltd Annual Incentive Compensation Plan, incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.11

SCA Holdings US Inc. Deferred Compensation Program, incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.12

Master Services Agreement, dated as of August 4, 2006, between XL Global Services, Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.13

Master Services Agreement, dated as of August 4, 2006, between XL Services (Bermuda) Ltd and SCA Bermuda Administrative Ltd, incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.14

Master Services Agreement, dated as of August 4, 2006, between XL Capital Ltd and SCA Bermuda Administrative Ltd, incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.15

Master Services Agreement, dated as of August 4, 2006, between XL Services UK Limited and XL Capital Assurance (U.K.) Limited, incorporated by reference to Exhibit 10.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.16

Master Services Agreement, dated as of August 4, 2006, between XL Services UK Limited, in respect of its Spanish branch and XL Capital Assurance (U.K.) Limited, in respect of its Spanish branch, incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.17

Master Services Agreement, dated as of August 4, 2006, between X.L. America, Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.13 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.18

General Services Agreement, dated as of August 4, 2006, between XL Financial Administrative Services Inc. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.14 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.19

General Services Agreement, dated as of August 4, 2006, between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.15 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.20

General Services Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Global Services, Inc., incorporated by reference to Exhibit 10.16 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.21

Assignment and Assumption of Lease between Global Credit Analytics, Inc. and XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.17 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.22

Amendment No. 1 to Facultative Quota Share Reinsurance Agreement between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, dated as of August 4, 2006, incorporated by reference to Exhibit 10.18 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.23

Amendment No. 1 to Excess of Loss Reinsurance Agreement between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, dated as of August 4, 2006, incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.24

Third Amended and Restated Facultative Quota Share Reinsurance Treaty between XL Financial Assurance Ltd. and XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.25

Amendment and Termination of Reinsurance Guarantee Agreement between XL Insurance (Bermuda) Ltd, XL Capital Assurance Inc. and XL Financial Assurance Ltd., dated as of August 4, 2006, incorporated by reference to Exhibit 10.21 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.26

First Amended and Restated Facultative Master Certificate issued by XL Reinsurance America Inc. to XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.22 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.27

Credit Agreement between Security Capital Assurance Ltd, XL Capital Assurance Inc. and XL Financial Assurance Ltd. and the Lenders party thereto and Citibank, N.A., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dated as of August 1, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.28

Amendment No. 1 to Agency Agreement between XL Financial Solutions Ltd, XL Re Ltd, XL Insurance (Bermuda) Ltd and XL Financial Assurance Ltd., dated as of August 4, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.29	Security Capital Assurance Ltd Deferred Cash Program Guidelines, incorporated by reference to Exhibit 10.39 to the Registrant’s Registration Statement on Form S-1 (File No. 333- 133066).
10.30

XL Financial Assurance Ltd. Second Amended and Restated Shareholders Agreement, dated as of July 21, 2006, incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).

10.31

Amended and Restated General Services Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.32*

Indemnification Agreement, dated as of August 4, 2006, between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.28 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.33*

Indemnification Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and X.L. America, Inc., incorporated by reference to Exhibit 10.29 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.34*

Adverse Development Reinsurance Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Reinsurance America Inc., incorporated by reference to Exhibit 10.30 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.35

Information Technology outsourcing agreement dated as of October 1, 2006 between Security Capital Assurance Ltd and affiliates thereof and International Business Machines Corporation and affiliates thereof dated September 30, 2006, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.36

Amended and Restated Annual Incentive Compensation Plan, adopted as of May 4, 2007, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated May 4, 2007 (File No. 001-32950).

10.37

Amended and Restated 2006 Long Term Incentive and Share Award Plan, adopted as of May 4, 2007, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated May 4, 2007 (File No. 001-32950).

10.38

Insurance and Indemnity Agreement, dated as of October 13, 2006, among XL Capital Assurance Inc., XL Asset Funding Company I LLC, and XL Life and Annuity Holding Company, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.39

Premium Letter Agreement, dated as of October 13, 2006, between XL Capital Assurance Inc., XL Asset Funding Company I LLC, and XL Life and Annuity Holding Company, incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.40

Securities Account Control Agreement, dated as of July 20, 2006, among XL Asset Funding Company I LLC, XL Capital Assurance Inc. and Mellon Bank, N.A., incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.41

Letter Agreement, dated as of May 3, 2007, amending the Transition Agreement dated as of August 4, 2006, among XL Capital Ltd, XL Insurance (Bermuda) Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

21.1	Subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
23.1	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.2).
23.2	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1).
23.3	Consent of Slaughter and May (included in Exhibit 8.3).
23.4**	Consent of PricewaterhouseCoopers LLP.
24.1**	Power of Attorney (included as part of the signature pages).
99.1

XL Capital Assurance Inc. and Subsidiary consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

99.2

XL Financial Assurance Ltd. financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

*	Omits information for which confidential treatment has been granted.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton and Country of Bermuda, on May 25, 2007.

SECURITY CAPITAL ASSURANCE LTD

By:	* Name: Paul S. Giordano Tiltle: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paul S. Giordano	President, Chief Executive Officer and Director (Principal Executive Officer)	May 25, 2007
* David Shea	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 25, 2007
* E. Grant Gibbons	Director	May 25, 2007
* Bruce G. Hannon	Director	May 25, 2007
* Mary R. Hennessy	Director	May 25, 2007
* Robert M. Lichten	Director	May 25, 2007
* Brian M. O’Hara	Director	May 25, 2007
* Coleman D. Ross	Director	May 25, 2007

Signature		Title	Date

* Alan Z. Senter		Director	May 25, 2007
/s/ MICHAEL P. ESPOSITO, JR. Michael P. Esposito, Jr.		Chairman of the Board of Directors	May 25, 2007
*By:	/s/ MICHAEL P. ESPOSITO, JR. Attorney-in-Fact		May 25, 2007

EXHIBIT LIST

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Form of Underwriting Agreement.
3.1	Memorandum of Association of CA Holdings Ltd, incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
3.2	Amended and Restated Bye-laws of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
4.1	Specimen Common Share Certificate, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
5.1	Opinion of Conyers Dill & Pearman.
8.1	Opinion of Cahill Gordon & Reindel LLP as to certain tax matters.
8.2	Opinion of Conyers Dill & Pearman as to certain tax matters.
8.3	Opinion of Slaughter and May as to certain tax matters.
10.1

Transition Agreement, dated as of August 4, 2006, among XL Capital Ltd, XL Insurance (Bermuda) Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.2

Tax Indemnity Agreement, dated as of August 4, 2006, among XL Capital Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.3

Employment Agreement with Paul S. Giordano dated as of August 2, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.4

Employment Agreement with David P. Shea dated as of January 23, 2007, incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.5

Employment Agreement with Edward B. Hubbard dated as of December 21, 2007, incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.6

Employment Agreement with Claude L. LeBlanc dated as of November 14, 2006, incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.7

Letter Agreement Regarding Stock Options, Restricted Shares and Long-Term Incentive Award between XL Capital Ltd and Paul Giordano, dated as of August 2, 2006, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.8

Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan, incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.9

Amendment to Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan effective December 29, 2006, incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

10.10

Security Capital Assurance Ltd Annual Incentive Compensation Plan, incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.11

SCA Holdings US Inc. Deferred Compensation Program, incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.12

Master Services Agreement, dated as of August 4, 2006, between XL Global Services, Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.13

Master Services Agreement, dated as of August 4, 2006, between XL Services (Bermuda) Ltd and SCA Bermuda Administrative Ltd, incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.14

Master Services Agreement, dated as of August 4, 2006, between XL Capital Ltd and SCA Bermuda Administrative Ltd, incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.15

Master Services Agreement, dated as of August 4, 2006, between XL Services UK Limited and XL Capital Assurance (U.K.) Limited, incorporated by reference to Exhibit 10.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.16

Master Services Agreement, dated as of August 4, 2006, between XL Services UK Limited, in respect of its Spanish branch and XL Capital Assurance (U.K.) Limited, in respect of its Spanish branch, incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.17

Master Services Agreement, dated as of August 4, 2006, between X.L. America, Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.13 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.18

General Services Agreement, dated as of August 4, 2006, between XL Financial Administrative Services Inc. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.14 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.19

General Services Agreement, dated as of August 4, 2006, between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.15 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.20

General Services Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Global Services, Inc., incorporated by reference to Exhibit 10.16 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.21

Assignment and Assumption of Lease between Global Credit Analytics, Inc. and XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.17 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.22

Amendment No. 1 to Facultative Quota Share Reinsurance Agreement between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, dated as of August 4, 2006, incorporated by reference to Exhibit 10.18 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.23

Amendment No. 1 to Excess of Loss Reinsurance Agreement between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, dated as of August 4, 2006, incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.24

Third Amended and Restated Facultative Quota Share Reinsurance Treaty between XL Financial Assurance Ltd. and XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.25

Amendment and Termination of Reinsurance Guarantee Agreement between XL Insurance (Bermuda) Ltd, XL Capital Assurance Inc. and XL Financial Assurance Ltd., dated as of August 4, 2006, incorporated by reference to Exhibit 10.21 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.26

First Amended and Restated Facultative Master Certificate issued by XL Reinsurance America Inc. to XL Capital Assurance Inc., dated as of August 4, 2006, incorporated by reference to Exhibit 10.22 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.27

Credit Agreement between Security Capital Assurance Ltd, XL Capital Assurance Inc. and XL Financial Assurance Ltd. and the Lenders party thereto and Citibank, N.A., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dated as of August 1, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.28

Amendment No. 1 to Agency Agreement between XL Financial Solutions Ltd, XL Re Ltd, XL Insurance (Bermuda) Ltd and XL Financial Assurance Ltd., dated as of August 4, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.29	Security Capital Assurance Ltd Deferred Cash Program Guidelines, incorporated by reference to Exhibit 10.39 to the Registrant’s Registration Statement on Form S-1 (File No. 333- 133066).
10.30

XL Financial Assurance Ltd. Second Amended and Restated Shareholders Agreement, dated as of July 21, 2006, incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).

10.31

Amended and Restated General Services Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Financial Administrative Services Inc., incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.32*

Indemnification Agreement, dated as of August 4, 2006, between XL Financial Assurance Ltd. and XL Insurance (Bermuda) Ltd, incorporated by reference to Exhibit 10.28 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.33*

Indemnification Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and X.L. America, Inc., incorporated by reference to Exhibit 10.29 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.34*

Adverse Development Reinsurance Agreement, dated as of August 4, 2006, between XL Capital Assurance Inc. and XL Reinsurance America Inc., incorporated by reference to Exhibit 10.30 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 001-32950).

10.35

Information Technology outsourcing agreement dated as of October 1, 2006 between Security Capital Assurance Ltd and affiliates thereof and International Business Machines Corporation and affiliates thereof dated September 30, 2006, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32950).

10.36

Amended and Restated Annual Incentive Compensation Plan, adopted as of May 4, 2007, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated May 4, 2007 (File No. 001-32950).

10.37

Amended and Restated 2006 Long Term Incentive and Share Award Plan, adopted as of May 4, 2007, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated May 4, 2007 (File No. 001-32950).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.38

Insurance and Indemnity Agreement, dated as of October 13, 2006, among XL Capital Assurance Inc., XL Asset Funding Company I LLC, and XL Life and Annuity Holding Company, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.39

Premium Letter Agreement, dated as of October 13, 2006, between XL Capital Assurance Inc., XL Asset Funding Company I LLC, and XL Life and Annuity Holding Company, incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.40

Securities Account Control Agreement, dated as of July 20, 2006, among XL Asset Funding Company I LLC, XL Capital Assurance Inc. and Mellon Bank, N.A., incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

10.41

Letter Agreement, dated as of May 3, 2007, amending the Transition Agreement dated as of August 4, 2006, among XL Capital Ltd, XL Insurance (Bermuda) Ltd, X.L. America, Inc. and Security Capital Assurance Ltd, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 001-32950).

21.1	Subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133066).
23.1	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.2).
23.2	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1).
23.3	Consent of Slaughter and May (included in Exhibit 8.3).
23.4**	Consent of PricewaterhouseCoopers LLP.
24.1**	Power of Attorney (included as part of the signature pages).
99.1

XL Capital Assurance Inc. and Subsidiary consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

99.2

XL Financial Assurance Ltd. financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

*	Omits information for which confidential treatment has been granted.

**	Previously filed.